# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grupo Aeromexico, S.A.B. de C.V., CIK 0001561861
CUSIP: 40054J109
Title of class of securities: American Depositary Shares, each representing 10 Common Shares, no par value
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, 25th Fl, Col. Renacimiento, Cuauhtemoc 06500, Mexico City, Mexico (O5), 06500
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-26-016615
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)
- AP Aguila Holdings, Ltd.: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)
- Apollo Management IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)
- AIF IX Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)
- Apollo Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)
- Apollo Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,505,017; sole dispositive power 0; shared dispositive power 27,505,017; aggregate amount beneficially owned 27,505,017 (18.9% of the class)

## Item 1. Issuer
Name of issuer: Grupo Aeromexico, S.A.B. de C.V.
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, 25th Floor Col. Renacimiento, Cuauhtemoc 06500 Mexico City, O5, 06500

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) AP Aguila Holdings, Ltd. ("AP Aguila"); (ii) Apollo Management IX, L.P. ("Management IX"); (iii) AIF IX Management, LLC ("AIF IX"); (iv) Apollo Management, L.P. ("Apollo Management"); (v) Apollo Management GP, LLC ("Management GP"); (vi) Apollo Management Holdings, L.P. ("Management Holdings LP"); and (vii) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AP Aguila directly holds 24,285,302 American Depositary Shares of the Issuer ("ADSs"). Banco Actinver, Institucion de Banca Multiple, Grupo Financiero Actinver, a Mexican bank ("Banco Actinver F/5292 Trust") holds 3,219,715 ADSs on behalf of AP Aguila. Banco Actinver F/5292 Trust is the trustee under the trust agreement No. F/5292, among Banco Actinver F/5292 Trust, as trustee, Banco Nacional de Mexico, S.A, Banamex Fiduciary Division, acting as trustee of the trust agreement No. F/17937-8 and AP Aguila, as settlors and beneficiaries.

Management IX is the investment manager of AP Aguila. AIF IX is the general partner of Management IX. Apollo Management is the sole member of AIF IX. Management GP is the general partner of Apollo Management. Management Holdings LP is the sole member and manager of Management GP. Management Holdings GP is the general partner of Management Holdings LP.
Address of principal business office or, if none, residence: The principal office of AP Aguila is 1 Soho Place, London W1D 3BG, United Kingdom. The principal office of each of Management IX, AIF IX, Apollo Management, Management GP, Management Holdings LP and Management Holdings GP is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship: AP Aguila is a United Kingdom private limited company. Management IX, Apollo Management, and Management Holdings LP are each a Delaware limited partnership. AIF IX, Management GP, and Management Holdings GP are each a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Management Holdings GP 27,505,017

AP Aguila 27,505,017

Management IX 27,505,017

AIF IX 27,505,017

Apollo Management 27,505,017

Management GP 27,505,017

Management Holdings LP 27,505,017

The reporting persons beneficially own ADSs. Each ADS represents 10 common shares, no par value per share, of the Issuer (the "Common Shares").

The ADSs and underlying Common Shares held by AP Aguila are subject to certain voting limits established in the Mexican Foreign Investment Law and the Issuer's organizational documents. Banco Actinver F/5292 Trust votes the Common Shares in accordance with the terms of the trust agreement, subject to its responsibilities as trustee under the Mexican General Law of Credit Instruments and Transactions (Ley General de Titulos y Operaciones de Credito) and Regulation 1/2005 (Circular 1/2005) issued by the Mexican Central Bank.

Management IX, AIF IX, Apollo Management, Management GP, Management Holdings LP, Management Holdings GP, and Messrs. Marc Rowan, James Zelter and Scott Kleinman, the managers of Management Holdings GP each disclaim beneficial ownership of all American Depositary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Management Holdings GP 18.9%

AP Aguila 18.9%

Management IX 18.9%

AIF IX 18.9%

Apollo Management 18.9%

Management GP 18.9%

Management Holdings LP 18.9%

The percentages are based on 1,459,034,090 Common Shares, represented by 145,903,409 ADSs, outstanding as of April 15, 2026, as reported in the Issuer's Annual Report on Form 20-F filed on April 30, 2026.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Management Holdings GP 27,505,017

AP Aguila 27,505,017

Management IX 27,505,017

AIF IX 27,505,017

Apollo Management 27,505,017

Management GP 27,505,017

Management Holdings LP 27,505,017
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Management Holdings GP 27,505,017

AP Aguila 27,505,017

Management IX 27,505,017

AIF IX 27,505,017

Apollo Management 27,505,017

Management GP 27,505,017

Management Holdings LP 27,505,017

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, James Elworth, Vice President (05/14/2026)
- AP Aguila Holdings, Ltd.: Apollo Management IX, L.P., Investment Manager (05/14/2026)
- AP Aguila Holdings, Ltd.: AIF IX Management, LLC, General Partner (05/14/2026)
- AP Aguila Holdings, Ltd.: /s/ James Elworth, James Elworth, Vice President (05/14/2026)
- Apollo Management IX, L.P.: AIF IX Management, LLC, General Partner (05/14/2026)
- Apollo Management IX, L.P.: /s/ James Elworth, James Elworth, Vice President (05/14/2026)
- AIF IX Management, LLC: Apollo Management, L.P., Sole Member (05/14/2026)
- AIF IX Management, LLC: Apollo Management GP, LLC, General Partner (05/14/2026)
- AIF IX Management, LLC: /s/ James Elworth, James Elworth, Vice President (05/14/2026)
- Apollo Management, L.P.: Apollo Management GP, LLC, General Partner (05/14/2026)
- Apollo Management, L.P.: /s/ James Elworth, James Elworth, Vice President (05/14/2026)
- Apollo Management GP, LLC: Apollo Management Holdings, L.P., Sole Member (05/14/2026)
- Apollo Management GP, LLC: Apollo Management Holdings GP, LLC, General Partner (05/14/2026)
- Apollo Management GP, LLC: /s/ James Elworth, James Elworth, Vice President (05/14/2026)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (05/14/2026)
- Apollo Management Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (05/14/2026)